ORYON TECHNOLOGIES, INC.

4251 KELLWAY CIRCLE

ADDISON, TEXAS 75001

June 28, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Attn:	Larry Spirgel, Assistant Director

Re:	Oryon Technologies, Inc. (the “Company”)
Current Report on Form 8-K, as amended
Filed May 7, 2012
File No. 001-34212

Ladies & Gentlemen:

We enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations under the Exchange Act, Form 8-K/A (Amendment No. 3) (the “Amendment”) to the Current Report on Form 8-K, File No. 001-34212, filed on May 7, 2012, as amended by Form 8-K/A (Amendment No. 1) filed on May 14, 2012, as amended by Form 8-K/A (Amendment No. 2) filed on June 11, 2012 (the “Form 8-K”).

The Form 8-K has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter dated June 19, 2012 (the “Comment Letter”) relating to the Form 8-K. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Form 8-K. Page references in the following responses to the Staff’s comments refer to pages of the Amendment. We are including a courtesy marked copy of the Amendment indicating the changes made thereon from the previous Form 8-K filed with the Commission.

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ORYON TECHNOLOGIES, INC.

June 28, 2012

SECURITIES AND EXCHANGE COMMISSION

Item 2.01 – Completion of Acquisition or Disposition of Assets, page 3

1.	Comment. We note your response to comment 1 of our letter dated May 29, 2012. Please expand your discussion of your financing arrangement with Maxum Overseas Fund to discuss the exemption from registration you relied on with respect to the securities sold to investors pursuant to the financing arrangement. In addition, we note your disclosure that each investor pursuant to this financing arrangement was issued two shares of common stock and warrants, with exercise price of $0.75, to purchase two additional shares. You also disclose that prior to the closing date you have received subscription agreements for aggregate of $725,000, which required you to issue 1,450,000 shares of common stock. However, in the preceding paragraph, you disclose that as of May 4, 2012 there were subscription agreements outstanding for an additional 725,000 of common stock. Please reconcile.

Response. The Company respectfully informs the Staff that it has added increased disclosure in this section to specify the exemption from registration relied upon. We have also increased the disclosures regarding the subscription agreements to clarify the transactions. The original second paragraph was moved to follow the original third paragraph to improve the information presentation. Please see pages 3 and 4 of the Amendment.

2.	Comment. We note that you advanced $725,000 to Oryon prior to completion of the merger. Please disclose the terms and purpose of these advances.

Response. The Company respectfully informs the Staff that additional commentary has been added to disclose the terms and purpose of the advances. Please see pages 3 and 4 of the Amendment.

3.	Comment. Please discuss any existing relationship between Maxum Overseas Fund and the Company’s directors, officers or other affiliates of Oryon prior to entering into this funding relationship.

Response. Prior to entering into this funding relationship, there were no relationships between Maxum Overseas Fund and the directors, officers or other affiliates of Oryon. To the best of our knowledge, prior to entering into this funding relationship there were no existing relationships between Maxum Overseas Fund and the Registrant’s then-existing directors, officers or other affiliates.

The foregoing disclosure has been added to the Amendment on p. 3.

ORYON TECHNOLOGIES, INC.

June 28, 2012

SECURITIES AND EXCHANGE COMMISSION

Description of Business, page 5

4.	Comment. We note your response to comment 4 of our letter dated May 29, 2012 that “the Company has not formulated a specific five year plan at this time.” However, we note that on page 9 you state that your management projects that at the end of its “initial five year plan” Oryon “may employ up to twenty five application, technical transfer and research and development engineers.” Please clarify.

Response. The Company respectfully informs the Staff that the Company has not formulated a specific five year plan at this time. We have removed the sentences with the reference to the “initial five year plan” that appeared on page 10 of the Amendment.

Intellectual Property, page 13

5.	Comment. We note your response to comment 7 of our letter dated May 29, 2012. Please provide the requested disclosure with respect to your patents that are material to your operations. Alternatively, please disclose that you do not believe that you own any material patents.

Response. The Company respectfully informs the Staff that it has added additional information as requested beginning on page 14 of the Amendment, including a table of material patents.

Industry and Competition, page 15

6.	Comment. We note your statement that “traditional EL presently requires less power” to achieve the same brightness and your belief that this advantage will be short-lived. Please tell us with basis for this belief and, if available, provide support for your belief.

Response. The Company respectfully informs the Staff that it has revised the disclosure to clarify the relative value of power demands. Please see page 18 of the Amendment.

Liquidity and Capital Resources, page 35

7.

Comment. We note your response to comment 9 of our letter dated May 29, 2012. We note your belief that your cash on hand and working capital will be sufficient to meet your cash needs through 2012 provided that you can raise an additional $500,000 in your current financing. However, at year-end you had $86.7 thousand in cash and cash equivalents and a negative working capital of $1.2 million. Your cash burn is currently

ORYON TECHNOLOGIES, INC.

June 28, 2012

SECURITIES AND EXCHANGE COMMISSION

between $125,000 and $150,000 per month, excluding capital expenditures and costs directly related to revenues. Please further revise your liquidity section to discuss how your current cash position, including the financing you have received from your financing agreement to date, will be sufficient to finance your current operations if you were unable to raise additional financing.

Response. The Company respectfully informs the Staff that additional disclosure has been added in the section “Liquidity and Capital Resources” to respond to the Staff’s request.

If you have any questions with respect to the foregoing, please contact the undersigned at (214) 267-1321.

Sincerely,

ORYON TECHNOLOGIES, INC.

By:	/s/ Tom Schaeffer
Tom Schaeffer, Chief Executive Officer

cc:	Brandon Hill, Securities and Exchange Commission Christine Adams, Securities and Exchange Commission Robert Littlepage, Securities and Exchange Commission